Notes Payable to Shawn's Custom Homes, Inc.

For proceeds from loans and office/warehouse rent, due from 9/01/09 to 09/30/10.

Due as of 09/30/2010: $90,366.83

Interest rate: 5%

Payment terms:

$2,000.00/month commencing 6/1/2011, until paid in full.

Shawn D Knapp (signature)

Shawn D. Knapp

Shawn's Custom Homes

12/27/10

Shawn Knapp (signature)

Shawn Knapp

President/CEO

Shogun Energy, Inc.